FINANCIAL STATEMENTS AND
SUPPLEMENTAL INFORMATION

Truist Investment Services, Inc. (formerly known as SunTrust Investment Services, Inc.)
(A Wholly Owned Subsidiary of Truist Financial Corporation)
Year Ended December 31, 2020
With Report of Independent Registered Public Accounting Firm

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

SEC FILE NUMBER
8-35355

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING   01/01/20   AND ENDING   12/31/20
                                         MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Truist Investment Services, Inc.

OFFICIAL USE ONLY
FIRM ID NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P. O. Box No.)

303 Peachtree Center Avenue
(No. and Street)

Atlanta   GA   30303
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Sarah Rich   404-813-5604

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in the Report*

PricewaterhouseCoopers LLP
(Name-if individual, state last, first, middle name)

1075 Peachtree Street NE   Atlanta   GA   30309
(Address)   (City)   (State)   (Zip Code)

Check One:
(X)   Certified Public Accountant
(   )   Public Accountant
(   )   Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Sarah Rich, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Truist Investment Services, Inc., as of December 31, 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



WENDY C SHEEHAN
Notary Public – State of Georgia
Fulton County
My Commission Expires Aug 2, 2021

_____
Signature

Notary Public

_____
Chief Financial Officer
Title

This report ** contains (check all applicable boxes):

(X) (a) Facing Page.
(X) (b) Statement of Financial Condition.
(X) (c) Statement of Income (Loss).
(X) (d) Statement of Changes in Financial Condition.
(X) (e) Statement of Changes in Stockholders' Equity or Partners or Sole Proprietor's Capital.
(   ) (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
(X) (g) Computation of Net Capital.
(X) (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
(X) (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
(   ) (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements under Exhibit A of Rule 15c3-3.
(   ) (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
(X) (l) An Oath or Affirmation.
(   ) (m) A copy of the SIPC Supplemental Report.
(   ) (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** For conditions of confidential treatment of certain portions of the filing see section 240.17a-5(e)(3).

Truist Investment Services, Inc.
(A Wholly Owned Subsidiary of Truist Financial Corporation)

Financial Statements and Supplemental Information
Year Ended December 31, 2020

Contents



Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholder of
Truist Investment Services

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Truist Investment Services, Inc. (the "Company") as of December 31, 2020, and the related statements of operations, changes in shareholder's equity and cash flows for the year then ended, including the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of these financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as, evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The accompanying Schedule I – Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities and Exchange Commission, Schedule II – Computation of Determination of Reserve Requirements Pursuant to Rule 15c3-3 of the Securities and Exchange Commission, and Schedule III – Information Relating to Possession or Control Requirements Pursuant to Rule 15c3-3 of the Securities and Exchange Commission as of December 31, 2020 (collectively, the "supplemental information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of



1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

PricewaterhouseCoopers LLP

Atlanta, Georgia
February 24, 2021

We have served as the Company's auditor since 2019.


Truist Investment Services, Inc.

(A Wholly Owned Subsidiary of Truist Financial Corporation)

Statement of Financial Condition

December 31, 2020


Assets

Cash and cash equivalents	$	137,791,735
Securities segregated under Federal and other regulations		4,499,249
Securities owned		5,226
Commissions receivable		6,645,627
Goodwill		23,225,000
Intangible assets, net		34,417,211
Prepaid assets		68,747,080
Receivables from related parties		6,041,110
Other assets		1,808,707
Total assets	$	283,180,945

Liabilities and shareholder's equity

Liabilities:

Accrued compensation benefits	$	19,121,204
Deferred tax liability		15,485,894
Payable to Parent		9,516,874
Accrued other expenses		10,640,092
Total liabilities		54,764,064

Commitments and Contingencies (Note 7)

Shareholder's equity:

Common stock	52,125
Additional paid in capital	209,106,261
Retained earnings	19,258,495
Total shareholder's equity	228,416,881
Total liabilities and shareholder's equity	$ 283,180,945

The accompanying notes are an integral part of these financial statements.

Truist Investment Services, Inc.

(A Wholly Owned Subsidiary of Truist Financial Corporation)

Statement of Operations

Year Ended December 31, 2020

Revenues		
Commissions	$	106,488,059
Income from related parties		184,728,947
Other income		370,536
Total revenue		291,587,542
Expenses		
Compensation and benefits		200,493,827
Expenses to affiliate		36,545,093
Legal, consulting, and examination fees		10,253,731
Clearing expenses		6,401,483
Amortization		6,035,789
Office expense		1,233,554
Computer services		1,696,183
Other expenses		3,954,991
Occupancy and equipment		217,915
Total expenses		266,832,566
Income before taxes		24,754,976
Income tax provision		6,182,458
Net income	$	18,572,518

The accompanying notes are an integral part of these financial statements.

Truist Investment Services, Inc.
(A Wholly Owned Subsidiary of Truist Financial Corporation)

Statement of Changes in Shareholder's Equity

	Common Stock		Additional Paid-in Capital		Retained Earnings		Total	
Balance, December 31, 2019	$	52,125	$	208,151,422	$	685,977	$	208,889,524
Net income		-		-		18,572,518		18,572,518
Equity-based compensation expense		-		1,217,899		-		1,217,899
Other, net		-		(263,060)		-		(263,060)
Balance, December 31, 2020	$	52,125	$	209,106,261	$	19,258,495	$	228,416,881

The accompanying notes are an integral part of these financial statements.

Truist Investment Services, Inc.

(A Wholly Owned Subsidiary of Truist Financial Corporation)

Statement of Cash Flows

Year Ended December 31, 2020

Cash flows from operating activities

Net income	$	18,572,518
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization		6,035,789
Equity-based compensation expense		1,217,899
Deferred tax benefit		(6,126,642)
(Increase) decrease in assets:		
Securities segregated under Federal and other regulations		4,171
Commissions receivable		2,018,110
Prepaid assets		9,843,218
Receivables from related parties and other		12,020,996
Increase (decrease) in operating liabilities:		
Accrued compensation and benefits		80,546
Deferred tax liability		(805,608)
Payable to Parent		9,383,046
Accrued other expenses		6,927,369
Net cash provided by operating activities		59,171,412
Net increase in cash and cash equivalents		59,171,412
Cash and cash equivalents, beginning of year		78,620,323
Cash and cash equivalents, end of year	$	137,791,735

Supplemental cash flow information

Cash refunded for federal income tax payments to Parent	$	(9,665,483)

The accompanying notes are an integral part of these financial statements.

1. Organization

On December 14, 2020, SunTrust Investment Services, Inc. changed its name to Truist Investment Services, Inc. (the "Company" or "TIS"). TIS is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company acts as an introducing broker-dealer offering full-service and discount brokerage services in various equity and debt securities, mutual funds, unit investment trusts, insurance and annuity products, and individual retirement accounts primarily to retail customers of Truist Financial Corporation (the "Parent" or "TFC"). TIS personnel provide sales and administrative services to affiliates of TFC which TIS records as revenue for fees charged to affiliates for these services.

2. Summary of Significant Accounting Policies

Basis of Presentation

The Financial Statements have been prepared in accordance with accounting principles generally accepted in the United States ("U.S. GAAP") and include the accounts of the Company. In the opinion of management, all adjustments, consisting only of normal recurring adjustments that are necessary for a fair presentation of the results of operations in these financial statements, have been made.

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could vary from those estimates.

Cash and Cash Equivalents

The Company has defined cash and cash equivalents as highly liquid investments with original maturities of less than three months that are not held for sale in the ordinary course of business. Included in cash and cash equivalents at December 31, 2020, is cash of $17,453,348 at Truist Bank and $120,338,387 of money market funds.

Securities Segregated Under Federal and Other Regulations

At December 31, 2020, U.S. Treasury securities with a fair value of $4,499,249 have been segregated in a special reserve account at Truist Bank for the exclusive benefit of customers of the Company under SEC Rule 15c3-3.

Revenue Recognition

Commission revenue

The Company places all trades through an unaffiliated clearing broker. The clearing broker collects the gross brokerage commissions from customers and remits the net brokerage commissions to the Company based on agreed-upon terms. Revenues are recorded at a point in time on the trade date and included in Commissions in the accompanying Statement of Operations.

Certain contracts within commission revenue have fees that are comprised of variable consideration. Insurance and annuity contracts include variable consideration for elements, such as a claw back of commission revenue when customers terminate their insurance or annuity policies early, or trailing

commissions for years two through ten if customers continue paying the premium for their policies. The Company did not accrue claw backs at December 31, 2020 as management deemed them to be immaterial, which is consistent with prior periods. Management's consideration for each significant commission revenue source identified is as follows:

- *Annuity commissions*

   The Company offers fixed and variable annuity products to its customers through collaboration with insurance carriers. For fixed annuities, customers pay a single premium and the Company receives a commission based on the age of the client and the number of years of guaranteed income for the client. For variable annuities, the Company receives a commission from the insurance carriers based on the premium the customer pays to the carriers. A majority of the commissions are paid in the first year and a trailing commission is paid monthly after the first 12 months based on the net asset value of the clients' accounts. The Company acts as an agent in these transactions and recognizes revenue at a point in time when the customer enters into an agreement with the product carrier. Trailing commissions are accrued monthly and recognized in the period they are realized. The Company's execution of these services represents its related performance obligations. For the period ending December 31, 2020, the Company recognized revenue for trailing commissions of $21,410,350 and upfront commissions of $39,744,045.

- *Mutual fund commissions*

   The Company sells mutual fund products to clients. The Company receives a commission from the mutual fund carrier as a percent of the asset under management value for selling and distribution services. The commission payment typically settles three days after the trade date. The Company acts as an agent in these transactions and recognizes revenue at a point in time when the customer enters into an agreement with the product carrier. Trailing commissions are accrued monthly an recognized in the period they are realized. The Company's execution of these services represents its related performance obligations. For the period ending December 31, 2020, the Company recognized revenue for trailing 12b-1 fees of $19,307,417 and upfront commissions of $5,312,581.

- *Insurance commissions*

   The Company sells various types of insurance products. The two major types of insurance products include periodic premium insurance policies and single premium insurance policies. The Company receives a commission from the insurance carrier based off the premium the customer pays to the carrier. A majority of the commissions are paid in the first year and a renewal commission is paid monthly after the first 12 months based on the renewal premium paid by the customer. The Company acts as an agent in these transactions and recognizes revenue at a point in time when the customer enters into an agreement with the product carrier. The Company's execution of these services represents its related performance obligations. The renewal and trail commissions are also recognized in the period they are realized since the revenue cannot be accurately predicted at the time the policy becomes effective. For the period ending December 31, 2020, the Company recognized revenue of $4,929,073.

- *Trade execution*

  The Company recognizes fee income earned from trading activity. This fee income consists of administrative services fees; which include recordkeeping, reporting, and processing services. Secondary trading transactions, which consist primarily of riskless principal fixed income and unit investment trust trades, and related gains (primarily mark-ups on the trades), and losses are recorded at a point in time on the trade date in Commissions in the accompanying Statement of Operations. The Company acts as an agent in these transactions and its execution of these services represent its related performance obligations. Trade execution commissions are earned and recognized on the trade date, when the Company executes a trade for a customer. The fees related to trade executions are due on the settlement date. For the period ending December 31, 2020, the Company recognized revenue of $15,784,953.

The additional sources of revenue identified by management are as follows:

Income from related parties

The Company recognizes income upon providing certain services to other affiliates of TFC. These services mainly include sales force, administrative support, and operational oversight services incurred by TIS. The Company's execution of these services represents its related performance obligations, and revenue is recognized at a point in time. This revenue is recognized as Income from related parties in the accompanying Statement of Operations.

The Company also recognizes income upon contractual referral fees from the Private Wealth line of business based on assets under management at TFC. The Company's execution of these services represents its related performance obligations, and revenue is recognized at a point in time. This revenue is recognized as Income from related parties in the accompanying Statement of Operations.

The Company recognizes income from Truist Life Insurance Services, Inc., an affiliated insurance company for referrals made by TIS insurance representatives. As part of this agreement, the Company receives 45% of commissions generated. This revenue is recognized as Income from related parties in the accompanying Statement of Operations.

The following table presents revenue by major source:

		December 31, 2020
Revenues from contracts with customers		
Commissions		
Annuity	$	61,154,395
Mutual Fund		24,619,998
Insurance		4,929,073
Trade execution		15,784,593
Total commissions		106,488,059
Income from related parties		184,728,947
Other income		370,536
Total revenue from contracts with customers	$	291,587,542

Commissions Receivable

The clearing broker maintains customers' accounts, receives cash on purchases, and distributes cash on sales. The Company records commissions' receivable for its share of commissions charged to customers.

Prepaid Assets

The Company records prepaid assets at the transaction date. The assets are then amortized on a straight line basis over their remaining useful life. Prepaid assets generally relate to incentive bonuses paid to advisors upon hire. Prepaid assets relating to advances are amortized over the period of expected future revenue generation and required employment term.

Expenses to affiliate

Affiliates of the Parent provide services to TIS in accordance with various agreements. These services include finance, human resources, facilities management, etc. The Company pays these affiliates for the services it receives.

Income Taxes

The provision for income taxes is based on income and expense reported for financial statement purposes after adjustment for permanent differences. Deferred income tax assets and liabilities result from differences between the timing of the recognition of assets and liabilities for financial reporting purposes and for income tax purposes. These deferred assets and liabilities are measured using the enacted tax rates and laws that are expected to apply in the periods in which the deferred tax assets or liabilities are expected to be realized. Subsequent changes in the tax laws require adjustment to these assets and liabilities with the cumulative effect included in the provision for income taxes for the period in which the change is enacted. A valuation allowance is recognized for a deferred tax asset if, based on the weight of available evidence, it is more likely than not that some portion or all of the deferred tax asset will not be realized. In computing the income tax provision, the Company evaluates the technical merits of its

income tax positions based on current legislative, judicial and regulatory guidance. Interest and penalties related to the Company's tax positions are recognized as a component of the income tax provision.

The Company's operating results are included in the consolidated federal income tax return and various consolidated or combined state income tax returns filed by TFC. The method of allocating federal income tax expense is determined under tax allocation agreements between the Company and TFC. The allocation agreements specify that the Company's income taxes are calculated as if the Company filed separate income tax returns with appropriate adjustments to properly reflect the impact of a consolidated filing. Payments to tax authorities are made by TFC. For additional information on the Company's activities related to income taxes, see Note 10, "Income Taxes."

Goodwill and Intangible Assets

Goodwill represents the cost in excess of the fair value of net assets acquired (including identifiable intangibles) in transactions accounted for as business combinations Goodwill is tested at least annually for impairment as of October 1st of each year and more frequently if circumstances exist that indicate a possible reduction in the fair value below its carrying value. If, after assessing all relevant events or circumstances, the Company concludes that it is more-likely-than-not that the fair value is below its carrying value, then an impairment test is required. There was no goodwill impairment recorded during the year. During the year TFC revised its push down purchase allocation which resulted in a $1,000,000 increase in goodwill and a $1,000,000 decrease in intangibles. The Company's goodwill balance at December 31, 2020 was $23,225,000.

Intangible assets which consist of customer relationships, are determined to have finite lives, and are amortized over their useful lives, based upon the estimated economic benefits received. The weighted average useful life of the Company's customer relationships are 9.8 years.

3. Accounting Policies Recently Adopted and Pending Accounting Pronouncements

Standard	Description	Required Date of Adoption	Effect on the Financial Statements or Other Significant Matters
Standards Recently Adopted			
Credit Losses	Replaces the incurred loss impairment methodology with an expected credit loss methodology and requires consideration of a broader range of information to determine credit loss estimates. Financial assets measured at amortized cost are presented at the net amount expected to be collected by using an allowance for credit losses. Purchased credit deteriorated loans receive an allowance for expected credit losses. Any credit impairment on AFS debt securities for which the fair value is less than cost is recorded through an allowance for expected credit losses. The standard also requires expanded disclosures related to credit losses and asset quality.	January 1, 2020	The Company has identified the following financial asset pools that are in scope of the credit loss standard: commissions receivable and the termed advisor receivable. The Company's commissions receivables are short-term in nature and are settled within 30-90 days. Therefore, no specific allowance for credit loss was recorded for commissions receivables. The Company's termed advisor receivable is generally immaterial and is evaluated quarterly for collectability at which point a write-off is recorded if deemed necessary. There were no adjustments made to the Company's current process in evaluating historical loss for these receivables. Therefore, the adoption of this standard did not have a material impact on the Company's financial statements or related disclosures.
Simplifying the Test for Goodwill Impairment	Simplifies the subsequent measurement of goodwill, by eliminating the second step from the goodwill impairment test. The amendments require an entity to perform its annual, or interim, goodwill impairment test by comparing the fair value of a reporting unit with its carrying amount. The standard requires an entity to recognize an impairment charge for the amount by which a reporting unit's carrying amount exceeds its fair value, with the loss limited to the total amount of goodwill allocated to that reporting unit. The standard must be applied on a prospective basis.	January 1, 2020	The standard does not currently have an impact on the Company's financial statements; however, if subsequent to adoption, the carrying amount of a reporting unit exceeds its respective fair value, the Company would be required to recognize an impairment charge for the amount that the carrying value exceeds the fair value.

4. Fair Value of Financial Instruments

ASC Topic 820, *Fair Value Measurements*, defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability, or in the absence of a principal market, income or cost approach, as specified by ASC Topic 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 – Assets or liabilities valued using unadjusted quoted prices in active markets for identical assets or liabilities that the Company can access at the measurement date, such as publicly-traded instruments or futures contracts.

- Level 2 – Assets and liabilities valued based on observable market data for similar instruments traded in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations in which all significant inputs and significant value drives are observable in active markets.

- Level 3 – Assets or liabilities for which significant valuation assumptions are not readily observable in the market; instruments valued based on the best available data, some of which is internally developed, and considers risk premiums that a market participant would require.

The Company's financial instruments, which are included in the accompanying Statement of Financial Condition, are either measured at quoted market prices or are short-term in nature. As a result, the carrying amounts reported approximate their estimated fair values at December 31, 2020. Money market funds of $120,338,387 included in cash and cash equivalents are valued using quoted prices in active markets and are classified as Level 1 assets and U.S. Treasuries of $4,499,249 included in securities segregated under federal and other regulations, are valued using quoted prices in active over-the-counter markets and are classified as Level 2 assets in accordance with ASC Topic 820. The other securities owned includes $5,266 of non-marketable securities which are valued based on the best available data provided by an unrelated third party in order to approximate fair value and are considered Level 3 assets. There were no transfers between Level 1 and Level 2 or between Level 2 and Level 3 during the year ended December 31, 2020.

5. Intangible Assets

The gross carrying value and accumulated amortization of other intangible assets are presented in the following table:

		December 31, 2020
Intangible assets:		
Customer Relationships, gross carrying value	$	41,000,000
Less: Accumulated amortization		6,582,789
Customer Relationships, net carrying value	$	34,417,211

The Company recorded $6,035,789 of amortization expense during the period.

The Company's estimated future amortization of intangible assets at December 31, 2020 is presented in the following table:

	December 31, 2020
2021	$ 6,692,001
2022	5,811,210
2023	6,233,000
2024	4,808,000
2025	3,709,000
Thereafter	7,164,000
Total	$ 34,417,211

6. Related-Party Transactions

During the year ended December 31, 2020, the Company engaged in various transactions with the Parent and its affiliates. Balances with respect to related parties are as follows:

Statement of Financial Condition

Cash and cash equivalents	$ 17,453,348
Securities segregated under Federal and other regulations	4,499,249
Receivable from related parties	6,041,110
Payable to Parent	9,516,874

Statement of Operations

Income from related parties:	
Services to affiliates	$ 176,285,195
Referral fees	7,561,331
Insurance	882,421
Expenses to affiliate	36,545,093
Compensation and benefits	13,221,717

Expense to affiliates arises from the use of TFC's internal services and corporate real estate based on an agreed expense sharing agreements. Allocation methodologies vary for these services but are generally based on revenue, headcount, or utilization. Expense attributable to compensation and benefits are further discussed in Note 9, "Employee Benefits".

The Company recognizes Income from related parties upon providing certain services to other affiliates of TFC, primarily Truist Advisory Services, Inc. ("TAS"). TIS advisors provide investment advisory services offered by TAS. Thus, the salaries and related costs for these personnel and administrative services are charged to TAS based on determined allocation methodologies.

The Company also recognizes Income from related parties for contractual referral fees from the Private Wealth line of business. Further, at client request, TIS will purchase bank-sponsored or affiliate-underwritten products and sell them to the client for a commission.

TIS guarantees loans made by Truist Bank to certain key TIS employees. While ordinarily payable to Truist Bank on demand, generally TIS would not be called upon to make a payment on the loan unless the loan becomes past due or the employee ceases to be employed by TIS. In the event TIS is called upon to reimburse Truist Bank, the payment made to Truist Bank will be for any outstanding principal and interest. TIS will then have the ability to pursue reimbursement through other standard channels. During 2020, the Company was not called upon by TFC to make a payment nor has it recorded a liability for future payments as they were neither estimable nor probable at December 31, 2020. The total amount of loans off-balance sheet are $15,837,365 at December 31, 2020.

7. Commitments and Contingencies

The Company is routinely a party to numerous legal proceedings, including private, civil litigation and regulatory investigations, arising from the ordinary conduct of its regular business activities. The matters range from individual actions involving a single plaintiff to class action lawsuits with multiple class members and can involve claims for substantial amounts. Investigations involve both formal and informal proceedings, by both governmental agencies and self-regulatory organizations. These legal proceedings are at varying stages of adjudication, arbitration or investigation and may consist of a variety of claims, including common law tort and contract claims and statutory antitrust, securities and consumer protection claims, and the ultimate resolution of any proceedings is uncertain and inherently difficult to predict. It is possible that the ultimate resolution of these matters, if unfavorable, may be material to the consolidated financial position, consolidated results of operations, or consolidated cash flows of the Company.

In accordance with the provisions of U.S. GAAP for contingencies, the Company establishes accruals for legal matters when potential losses associated with the actions become probable and the amount of loss can be reasonably estimated. There is no assurance that the ultimate resolution of these matters will not significantly exceed the amounts that the Company has currently accrued. On a quarterly basis, the Company evaluates its outstanding legal proceedings to assess litigation accruals and adjust such accruals upwards or downward, as appropriate, based on management's best judgment after consultation with counsel and others, as warranted.

8. Guarantees to Third Parties

The Company uses a third-party clearing broker to clear and execute customers' securities transactions and maintain customer accounts. Under the agreement with the clearing broker, the Company agrees to indemnify the clearing broker for losses that result from a customer's failure to fulfill its contractual obligations. As the clearing broker's rights to charge the Company have no maximum amount, the Company believes that the maximum potential obligation cannot be estimated. However, to mitigate exposure, the Company may seek recourse from the customer

through cash or securities held in the defaulting customer's account. The Company believes it is unlikely it will have to make material payments under this arrangement, and has not recorded any contingent liability in the financial statements for this indemnity. For the year ended December 31, 2020, the Company experienced no losses as a result of the indemnity. The clearing agreement expires in February 2026.

9. Employee Benefits

The Company participates in employee benefit plans of TFC for the benefit of substantially all employees of the Company. Costs of these plans are allocated to the Company based on its estimated pro rata share. The Company's expense allocated to employee benefit plans was $13,221,717 which is included in compensation and benefits expense in the accompanying Statement of Operations. The Company incurred $129,330,873 in incentive-based compensation expense, which is included in compensation and benefits expense in the accompanying Statement of Operations.

The Parent provides equity based compensation plans that have been approved by its shareholders which grant restricted stock, and restricted stock units, some of which some may have performance features to key employees of the Company. All incentive awards are subject to claw back provisions.

The Parent allocates restricted stock expense to the Company. The Company's restricted stock expense for 2020 was $1,217,899, which is also included in compensation and benefits expense in the accompanying Statement of Operations. At December 31, 2020, there was $764,114 of unrecognized stock-based compensation expense related to restricted stock.

10. Income Taxes

The Company is included in the consolidated federal income tax return and various consolidated or combined state income tax returns filed by TFC. In accordance with the Tax Allocation Agreements between the Company and TFC, the Company's income taxes are calculated as if the Company filed separate income tax returns with appropriate adjustments to properly reflect the impact of a consolidated filing. Additionally, the Company files its own separate state income tax returns in certain jurisdictions. The components of the Provision for income taxes included in the Statement of Comprehensive Income as determined in accordance with ASC 740, *Income Taxes*, for the year ended December 31, 2020 are presented in the following table:

Current		
Federal	$	11,023,264
State		1,285,836
		12,309,100
Deferred		
Federal		(5,822,240)
State		(304,402)
		(6,126,642)
Income tax provision	$	6,182,458

A reconciliation of the provision for income taxes at the statutory federal income tax rate to the Company's actual provision for income taxes is presented in the following table:

Income tax provision at federal statutory rate	$	5,198,545
Increase (decrease) in income tax provision as a result of:		
State income taxes, net		800,779
Valuation allowance		(25,447)
Meals & Entertainment		164,767
Other		43,814
Total income tax provision	$	6,182,458

Deferred income tax assets and liabilities result from differences between the timing of the recognition of assets and liabilities for financial reporting purposes and for income tax purposes. These assets and liabilities are measured using the enacted federal and state tax rates expected to apply in the periods in which the deferred tax assets or liabilities are expected to be realized. The net deferred income tax liability is recorded in the Statement of Financial Position.

The significant deferred tax assets and liabilities at December 31, 2020, net of the federal impact for state taxes, are presented in the following table:

Deferred Tax Assets:		
Employee compensation and benefits	$	4,769,727
State net operating loss		1,233,779
Accruals and reserves		2,783,861
Other		26,558
Total Gross Deferred Tax Assets		8,813,925
Valuation allowance		(62,846)
Total deferred tax assets		8,751,079
Deferred Tax Liabilities:		
Prepaid expenses		(15,183,779)
Intangibles		(9,053,194)
Total deferred tax liabilities		(24,236,973)
Net deferred tax liabilities	$	(15,485,894)

The deferred tax assets include state tax net operating losses of $1,233,779 as of December 31, 2020, that will expire, if not utilized, in varying amounts from 2021 to 2040. At December 31, 2020, the Company had a valuation allowance recorded against its state carryforwards of $62,846. The change in the valuation allowance for the year ending December 31, 2020 was a decrease of $25,448. The Company determined that a valuation allowance is not required for the federal deferred tax assets because it is more-likely-than-not these assets will be realized.

No unrecognized tax benefits have been recorded under ASC 740-10, *Income Taxes*, and no corresponding interest or penalties have been accrued. The Company continually evaluates the unrecognized tax benefits associated with its uncertain tax positions. The Company does not expect a significant change in its unrecognized tax benefits within 12 months of this reporting date.

TFC's federal income tax returns, in which the Company is included, are no longer subject to examination by the Internal Revenue Service for taxable years prior to 2017. With limited exceptions, the various consolidated or combined state income tax returns filed by TFC, in which the company is included, along with the Company's separate income tax returns, are no longer subject to examination by state and local taxing authorities for taxable years prior to 2013.

11. Net Capital Requirements

Rule 15c3-1 of the Securities Exchange Act of 1934 (the Rule) requires the Company to maintain minimum net capital, as defined. The Company uses the basic method to calculate net capital. At December 31, 2020, the Company was in compliance with the net capital requirements of the Rule. At December 31, 2020, the Company, on a standalone basis, had net

capital, as defined, of $89,478,074, which was $86,894,130 in excess of the required net capital of $2,583,944. The Company's ratio of aggregate indebtedness to net capital was .43:1 at December 31, 2020, which is below the 15:1 maximum allowed.

12. Subsequent Events

The Company has evaluated subsequent events from December 31, 2020 through February 24, 2021, the date that these financial statements were available to be issued and identified the following:

In February 2021, TFC, BB&T Securities, LLC, "BBTS", a direct wholly-owned subsidiary of TFC, and TIS reorganized TFC's broker-dealer operations. As part of such reorganization efforts, TFC will operate a single retail broker-dealer business by transferring the retail brokerage business of BBTS to TIS. The retail brokerage transfer is currently in process. As of the date of these financial statements, accounting for the reorganization was incomplete.

Supplemental Information

Truist Investment Services, Inc.
(A Wholly Owned Subsidiary of Truist Financial Corporation)

Schedule I – Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2020

Net Capital:

Stockholder's equity, as reported on the Statement of Financial Condition	$	228,416,881
Less - Nonallowable assets:		
Non-marketable securities		5,226
Commissions receivable		2,781,841
Furniture, equipment, and leasehold improvements		58,760
Goodwill		23,225,000
Intangibles		34,417,211
Prepaid assets		68,747,080
Receivables from related parties		6,041,110
Other assets		1,250,546
Total nonallowable assets		136,526,774
Other deductions or charges		14
Net capital before haircuts on securities positions		91,890,093
Less - adjustments:		
Haircuts on securities		
Trading and investment securities:		
Exempted securities		5,226
Other securities		2,406,793
Net capital	$	89,478,074
Net capital requirement	$	2,583,944
Excess net capital		86,894,130
Total aggregate indebtness		38,759,163
Percentage of aggregate indebtedness to net capital		43%

There were no material differences between the audited computation of net capital included in this report and the corresponding schedule included in the Company's unaudited amended Part IIA FOCUS filing as of December 31, 2020.

Truist Investment Services, Inc.
(A Wholly Owned Subsidiary of Truist Financial Corporation)

Schedule II – Computation of Determination of Reserve Requirements

Pursuant to Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2020

The Company claims exemption from SEC Rule 15c3-3 based upon paragraph (k)(2)(ii) of the Rule and Footnote 74 of the SEC Release No. 34-70073. As a result, the Company has not included the Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3 of the Securities and Exchange Commission.

Truist Investment Services, Inc.
(A Wholly Owned Subsidiary of Truist Financial Corporation)

Schedule III – Information Relating to Possession or Control Requirements

Pursuant to Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2020

The Company claims exemption from SEC Rule 15c3-3 based upon paragraph (k)(2)(ii) of the Rule and Footnote 74 of the SEC Release No. 34-70073. As a result, the Company has not included Information Relating to Possession or Control Requirements Pursuant to Rule 15c3-3 of the Securities and Exchange Commission.